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                                                               Exhibit (a)(1)(g)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated April 30, 2001 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares of E.W. Blanch Holdings, Inc. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Bear, Stearns & Co. Inc. or Banc of America Securities LLC (the "Co-Dealer Managers") or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                     Notice of Offer to Purchase for Cash
                    All Outstanding Shares of Common Stock
    (Including Associated Rights to Purchase Series A Junior Participating
                               Preferred Stock)

                                      of

                          E.W. Blanch Holdings, Inc.

                                      at

                             $13.50 Net Per Share

                                      by

                        Barrel Acquisition Corporation
                     a wholly-owned indirect subsidiary of
                           Benfield Greig Group plc

Barrel Acquisition Corporation, a Delaware corporation (the Purchaser") and wholly-owned indirect subsidiary of Benfield Greig Group plc, a public limited company incorporated under the laws of England and Wales ("Parent), is offering to purchase all the outstanding shares of common stock, par value $0.01 per share, including the associated rights to purchase Series A Junior Participating Preferred Stock (the "Shares") of E.W. Blanch Holdings, Inc., a Delaware corporation (the "Company"), at a price of $13.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 30, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Tendering shareholders whose Shares are registered in their names and who tender directly to U.S. Trust Company of New York (the "Depositary") will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Shareholders who hold their Shares through banks or brokers should consult such institutions as to whether they charge any service fees. The Purchaser will pay all fees and expenses of the Co-Dealer Managers, the Depositary, and Innisfree M&A Inc., which is acting as the information agent (the "Information Agent"), incurred in connection with the Offer. Following the consummation of the Offer, the Purchaser intends to effect the Merger described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 25, 2001, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn prior to the expiration of the Offer that number of Shares that would represent at least a majority of all outstanding Shares on the date of purchase, (ii) the Purchaser having obtained sufficient financing on terms and conditions satisfactory to it to enable consummation of the Offer and the Merger and (iii) the expiration or termination of any applicable waiting period, and the obtaining of any necessary consents, under the Hart-Scott-Rodino antitrust improvements act of 1976, as amended, and other relevant laws (including, without limitation, consent under the U.K. Fair Trading Act of 1973 and the consent of the U.K. Personal Investment Authority) before the expiration date of the Offer. The Offer is also subject to the satisfaction of certain other conditions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 15, 2001 (the "Merger Agreement"), among Parent, the Purchaser and the Company, pursuant to which, following the
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consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly-owned indirect subsidiary of Parent (the "Merger"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent, the Purchaser or the Company or any subsidiary of Parent, the Purchaser or the Company or by shareholders, if any, who are entitled to and properly exercise dissenters' rights under Delaware law) will be converted into the right to receive $13.50 in cash, or any higher price that is paid in the Offer, without interest thereon.

The Board of Directors of the Company has unanimously approved and adopted the Merger Agreement and the consummation by the Company of the transactions contemplated thereby. The Companys board determined that the Offer and the Merger and the purchase of the Shares contemplated by the Offer, are advisable and fair to and in the best interests of the Company and the stockholders of the Company, and unanimously recommends that the stockholders of the Company accept the offer and tender their Shares pursuant to the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not properly withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as an agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest be paid on the purchase price for tendered Shares, regardless of any extension or any amendment to the Offer or any delay in paying for such Shares. Payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for (or a timely book-entry confirmation with respect to) such Shares, (ii) a Letter of Transmittal (or manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal), and (iii) any other documents required by the Letter of Transmittal.

The term "Expiration Date" means 12:00 midnight, New York City time, on May 25, 2001, unless the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser shall expire. The obligation of the Purchaser to accept for payment, purchase and pay for any Shares tendered pursuant to the Offer shall be subject to the condition (the "Minimum Condition") that the number of Shares validly tendered and not withdrawn prior to the expiration of the Offer, combined with any Shares already owned by Parent, the Purchaser or any of their affiliates, constitutes more than a majority of the Shares outstanding at the expiration of the Offer and also shall be subject to the satisfaction of the other conditions set forth in the Merger Agreement.

The Purchaser at any time or from time to time may (a) extend the Offer for one or more periods of time that the Purchaser reasonably believes are necessary to cause the conditions to the Offer to be satisfied, if at the scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept Shares for payment is not satisfied or waived, until such time as all such conditions are satisfied or waived, provided that in no event shall any one such extension exceed 10 days or all such extensions, taken together, exceed 60 days, (b) extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission or the staff thereof that is applicable to the Offer, or (c) extend the Offer for an aggregate period of not more than 20 business days beyond the initial expiration date of the Offer to the extent required by Parent to enable Parent and the Purchaser to complete the financing of the purchase of Shares tendered pursuant to the Offer. The Purchaser may provide for a "subsequent offering period" to the extent provided in Rule 14d-11 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") after the purchase of Shares upon the expiration of the initial offering period.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, also may be withdrawn at any time after June 28, 2001. Except as otherwise provided in Section 3 of the Offer to Purchase, tenders of Shares
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made pursuant to the Offer are irrevocable. For a withdrawal of Shares tendered pursuant to the Offer to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such certificates have been tendered by an Eligible Institution (as defined in the Offer to Purchase), any and all signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account of the book-entry transfer facility to be credited with the withdrawn Shares and otherwise comply with the book-entry transfer facility's procedures. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, and its determination will be final and binding on all parties.

The receipt of cash in exchange for Shares pursuant to the Offer (or the Merger) will be a taxable transaction for U.S. federal income tax purposes. Generally, a shareholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between (i) the amount of cash the shareholder receives in the Offer (or the Merger) and (ii) the shareholder's adjusted tax basis in the Shares surrendered in the Offer (or the Merger). Each shareholder is urged to consult with such shareholder's own tax advisors to determine the particular tax consequences to such shareholder (including the application and effect of any state, local or foreign income and other tax laws) of the Offer and the Merger. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.
The Company has provided to the Purchaser its list of shareholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials are being mailed to record holders of Shares and will be mailed to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or to Bear, Stearns & Co. at their respective addresses and telephone numbers set forth below, and will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Co-Dealer Managers and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                    The Information Agent for the Offer is:

                                Innisfree LOGO

                        501 Madison Avenue, 20th Floor
                              New York, NY 10022
                Banks and Brokers Call Collect: (212) 750-5833
                   All Others Call Toll-Free: (888) 750-5834

                   The Co-Dealer Managers for the Offer are:
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Bear, Stearns & Co. Inc.                 Banc of America Securities LLC LOGO

        245 Park Avenue                          9 West 57th Street
        New York, NY 10167                       New York, NY 10019
        CALL TOLL-FREE: (877) 341-4836

April 30, 2001